LETTERHEAD OF ONE XL, CORP.

August 3, 2011

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549-7010

Attn.: Tia Jenkins, Senior Assistant Chief Accountant

Re: One XL Corp.

Form 10-K for Fiscal Year Ended June 30, 2010

Filed October 13, 2010

Forms 12b-25

Filed September 29, 2010, November 12, 2010 and May 16, 2011

File No. 000-53423

Dear Ms. Jenkins:

This letter sets forth the responses of One XL, Corp. (“we,” “us,” or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 21, 2011 (the "Comment Letter") concerning the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 as filed with the Commission on October 13, 2010 (the “2010 Annual Report”) and Forms 12b-25 filed by the Company with the Commission on September 29, 2010, November 12, 2010 and May 16, 2011

.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. References in the text of the responses herein are to Amendment No. 1 to the 2010 Annual Report (“Amendment No. 1”), which is being filed by the Company with the Commission on the date hereof. For your convenience, we have set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.

Form 10-K for the Fiscal Year Ended June 30, 2010

Report of Independent Registered Public Accounting Firm, page F-2

1       Auditor association with the cumulative financial information of a development stage entity is required on an annual basis as long as the registrant is in the development stage. Please revise to provide an audit report of a PCAOB-registered auditor for the cumulative period from February 20, 2008 (inception) to June 30, 2010.

Response:

We respectfully advise the Staff that our auditor has revised the scope and opinion paragraphs of its report to include the cumulative period from inception (February 20, 2008) to June 30, 2010. The revised report of our independent registered public accounting firm is filed with the financial statements included with Amendment No. 1.

2       We note that the audit report of Bongiovanni and Associates is not signed. Please obtain and file a report of independent registered public accounting firm that contains either a manual signature or a conformed signature of your independent registered public accounting firm. Refer to Rule 2-02(a)(2) of Regulation S-X.

Response:

We respectfully advise the Staff that the revised report of our independent registered public accounting firm filed with Amendment No. 1 contains a conformed signature.

Forms 12b-25 Filed September 29, 2010, November 12, 2010 and May 16, 2011

3       We note you filed several Forms 12b-25 for the notification of late filing of Form 10-K and Forms 10-Q due to the inability to receive documentation from a third party in a timely manner. Please clarify for us what the third party documentation was and why it affected your ability to file your Form 10-K and Form 10-Q timely. Please confirm that you will, in future filings, include an exhibit that contains a statement signed by the third party stating the specific reasons why it is unable to furnish the required documentation on or before the date such reports must be filed, pursuant to Rule 12b-25(c) of the Securities Exchange Act of 1934.

Response:

We respectfully advise the Staff that, as noted in the Principal Stockholders table appearing in the 2010 Annual Report, C. Lynn White, the sole director and officer of the Company, owns his securities through White Interests Limited Partnership (“WILP”). WILP retains a third party to prepare its financial information that is not associated with the entity that prepares the Company’s financial statements. From time to time, Mr. White has been unable to obtain in a timely manner the information required for the Company to prepare its balance sheet and statement of cash flows, specifically information with respect to disbursements made by WILP on the Company’s behalf. We advise the Staff that we will exercise all reasonable efforts to obtain financial information from WILP to permit the Company to make all future filings on a timely basis. To the extent we are unable to obtain such information on a timely basis, we confirm that we will, in future filings, include an exhibit that contains a statement signed by the third party stating the specific reasons why it is unable to furnish the required documentation on or before the date such reports must be filed, pursuant to Rule 12b-25(c) of the Securities Exchange Act of 1934.

Please note that we acknowledge the following:

•       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•       staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please feel free to contact the undersigned at (704) 556-9989.

Very truly yours,

ONE XL, CORP.

By: /s/ C. Lynn White

C. Lynn White, President